

Mail Stop 4720

April 18, 2016

Via E-mail
Richard A. Cheap
General Counsel and Secretary
Huntington Bancshares Incorporated
41 South High Street
Columbus, OH 43287

> **Re:** **Huntington Bancshares Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 6, 2016**
> **File No. 333-209962**

Dear Mr. Cheap:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2016 letter.

Greig Consulting Agreement, page 92

1. We note your response to our prior comment 3. Given Mr. Greig significant role in negotiating the merger transaction on behalf of First Merit Corporation, Item 18(a)(5)(i) disclosure regarding insiders' interests in the merger and disclosure of material arrangements between you and affiliates of the company being acquired pursuant to Item 6 of Form S-4, represent disclosure material to an investment decision. Therefore, we believe that the consulting agreement with Mr. Greig is a material agreement to the merger transaction and should be filed an exhibit to your registration statement. Please advise or otherwise file the exhibit.

Exhibit 5.1

2.   Please have counsel remove assumptions 6 and 7 from its legal opinion. Refer to Staff Legal Bulletin No.19, Section II.B.3(a).

Exhibit 8.1 –Opinion of Wachtel, Lipton, Rosen & Katz regarding certain tax matters
Exhibit 8.2 –Opinion of Sullivan & Cromwell LLP regarding certain tax matters

3.   We note that each counsel has provided a short form opinion as contemplated by Section III.B of Staff Legal Bulletin No.19. As such, please have each counsel revise its respective tax opinion to state that the tax disclosure in the prospectus represents the opinion of counsel.

        Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or me at (202) 551-3369 with any questions.

                                                Sincerely,

                                                /s/ Era Anagnosti

                                                Era Anagnosti
                                                Legal Branch Chief
                                                Office of Financial Services

cc: Nicholas G. Demmo
        Wachtell, Lipton, Rosen & Katz